Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Michael P. O’Hare

MOHare@stradley.com

(215) 546-8198

December 23, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Ms. Alison White

Ms. Mindy Rotter

Re:	AlphaCentric Prime Meridian Income Fund

File Nos. 333-216033 and 811-23230

Dear Ms. White and Ms. Rotter:

On behalf of the AlphaCentric Prime Meridian Income Fund (the “Fund”), set forth below are the Fund’s responses to comments from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”), conveyed by you in a telephone conversation on November 19, 2019. The Staff’s comments relate to Pre-Effective Amendment No. 3 to the Fund’s Registration Statement on Form N-2 filed on November 15, 2019 (the “Registration Statement”). For your convenience, the Staff’s comments are presented in bold text below, each followed by the Fund’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Registration Statement.

1.	Comment: Please confirm whether the end date of the financial statements should be August 30 or 31, 2019. Please adjust the Fund’s Statement of Assets and Liabilities to be as of the correct date, and adjust the Fund’s Statement of Operations so that the period covered is not greater than one year. Please also adjust the Report of the Independent Registered Public Accounting Firm accordingly.

Philadelphia, PA • Harrisburg, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL

A Pennsylvania Limited Liability Partnership

4328854v.3

Ms. Alison White

U.S. Securities and Exchange Commission

December 23, 2019

Response: The Fund’s Statement of Assets and Liabilities has been revised and updated to be as of November 30, 2019, and the Fund’s Statement of Operations has been revised and updated to cover the twelve month period from December 1, 2018 through November 30, 2019. The Report of the Independent Registered Public Accounting Firm has been adjusted accordingly.

2.	Comment: Please confirm in correspondence to the Staff that any activity occurring prior to the beginning of the twelve month period covered by the Fund’s audited financial statements, as revised in response to Comment 1 above, has been immaterial.

Response: To date, the Fund has not commenced operations and the extent of its financial activity has been limited in scope to the Fund’s organization and registration. Prior to the twelve month period covered by the Fund’s audited financial statements, the Fund incurred (i) organizational costs in the amount of $6,000 and (ii) offering costs in the amount of $29,935.00 (representing SEC registration and Edgar fees). Such amounts were paid for by the Fund’s investment advisor (the “Advisor”) and are subject to recoupment for a period of up to three years from the date the Fund commences operations, subject to certain limitations as disclosed in the Registration Statement. Total organizational and offering costs incurred and amounts subject to recoupment are disclosed in the notes to the Fund’s financial statements.

3.	Comment: On the cover page of the Fund’s prospectus, in the “Securities Offered” section, please revise the language to state that the Fund’s distributor will use best efforts to sell the shares (instead of reasonable best).

Response: The disclosure has been revised accordingly.

4.	Comment: On page 2 of the Fund’s prospectus, please revise the sentence that states that the sub-advisor may also invest the Fund’s assets in debt securities of any quality, duration, or maturity to include the parenthetical “(except subprime)” after the phrase “any quality.”

Response: The disclosure has been revised accordingly.

5.	Comment: Please confirm whether the evidence of loan ownership received by the Fund will be the same for all loan types purchased, and either explain any differences by loan type or include an affirmative statement that the description applies to all loan types.

Response: The disclosure on page 25 of the Fund’s prospectus has been revised as follows:

… When the Fund directs the purchase of a loan, the custodian receives electronically from the platform the loan documents and evidence of the purchase and ownership by the Fund, thereby obtaining custody of the documentation that creates and represents the Fund’s rights in the loan. With respect to all platforms, the custodian receives a daily position and

Ms. Alison White

U.S. Securities and Exchange Commission

December 23, 2019

transaction file which it uses to reconcile against the Fund’s investments. The specific loan documents received by the custodian, however, vary by platform. For example, for Marketplace Loans purchased through LendingClub, the custodian receives the promissory note and borrower agreement. For Marketplace Loans purchased through Prosper, the custodian receives the loan documents in text format, borrower registration agreement and borrower promissory note. For Marketplace Receivables, the custodian receives the future receivables sale agreement. For borrower payment dependent notes and platform notes purchased through other platforms, the custodian receives promissory notes.

In addition to the ~~promissory note~~ foregoing, for Marketplace Loans purchased through LendingClub, such documentation generally also includes ~~(depending on the platform) the borrower agreement, authorization to obtain credit reports for loan listing~~ a credit score notice, truth in lending disclosure, notice of privacy practices, terms of use and consent to electronic transactions and disclosures, credit profile authorization, and bank account verification ~~and debit authorization~~ (or equivalents thereof). For Marketplace Loans purchased through Prosper, such documentation generally also includes a consent to doing business electronically, authorization to debit account, and preliminary and final truth in lending disclosure (or equivalents thereof).

The custodian then wires funds to the platform in payment of the loans. The custodian maintains on its books a custodial account for the Fund through which the custodian holds in custody the platform account, the loan/loan documents, and, if applicable, any cash in the platform account including the interest and principal payments received on the loan. The Fund generally will not have access to personally identifiable information about the individual borrowers (e.g., names or similar identifying information) prior to purchasing loans or other Marketplace Lending Instruments, although the custodian will have this information for whole loans owned by the Fund (and the Fund and the sub-advisor have established procedures with the custodian designed to prevent the inadvertent communication of personally identifiable borrower information by the custodian to the Fund or the sub-advisor). As transferee of the platform’s ownership rights in the loan, the Fund obtains all of the platform’s ownership rights in the loan and is able to enforce the Fund’s contractual rights against the platform, as well as enforce the servicing agreements, including the right to direct the servicer to enforce the Fund’s rights against the borrower in accordance with the servicer’s servicing policies and the terms of the servicing agreement, as applicable.

Ms. Alison White

U.S. Securities and Exchange Commission

December 23, 2019

6.	Comment: The Staff reissues its previous comment requesting that the Fund list principal risks in order of importance rather than alphabetically, noting that since issuing such comment, the Staff has issued Accounting and Disclosure Information (ADI) 2019-08, “Improving Principal Risks Disclosure.” Please reorder the Fund’s principal risk disclosure to first list the risks that are most likely to adversely affect the fund’s net asset value, yield, and total return. Following disclosure of the most significant risks, remaining risks may be disclosed alphabetically.

Response: The disclosure has been revised accordingly.

7.	Comment: Please represent, either in the Registration Statement or in correspondence with the Staff, that the Fund will not implement a distribution plan within the twelve months following effectiveness of the Registration Statement. Alternatively, please reflect the distribution fee (0.75%) in the Fund’s fee table.

Response: The disclosure has been revised to state that the Fund will not incur distribution fees during the first year of its operations.

8.	Comment: On page 43 of the prospectus, in the discussion of the Fund’s Manager-of-Managers Order (the “Order”), please disclose the name of the affiliate that obtained the Order and state whether the Order provides relief for unaffiliated and/or affiliated sub-advisors.

Response: The disclosure has been revised to remove the reference to the Order as the Advisor does not intend to rely on it for the Fund.

9.	Comment: On page 53 of the prospectus, at the end of the Distribution Fee section, please include the undertaking required by Section 14(a)(3) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: In light of the issuance of shares to the Advisor, as reflected in the Fund’s revised financial statements, the Fund will have been capitalized with $100,000 prior to launch. Accordingly, the Fund is not relying on Section 14(a)(3) of the 1940 Act and no undertaking is necessary.

10.	Comment: In its comment response letter dated January 4, 2019, the Fund undertook to include in the notes to the Fund’s financial statements information stating that the unit of measure is the individual loan and that the Fund’s assets are priced at least as frequently as the Fund’s shares are offered. Please begin including this information in the notes to the Fund’s seed financials reflected in the Registration Statement.

Response: The notes to the Fund’s financial statements have been revised accordingly.

Ms. Alison White

U.S. Securities and Exchange Commission

December 23, 2019

* * * * *

Please do not hesitate to contact me, at (215) 546-8198, or Nicole Simon, at (212) 812-4137, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Michael P. O’Hare

Michael P. O’Hare

cc: Nicole Simon

        Jennifer Bailey

        George Attisano